ASML 2011 Third Quarter Results Confirming expectation for record sales year Oct 12, 2011 Exhibit 99.2

/ Slide 2
Safe Harbor
"Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995:
the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of systems backlog, IC unit demand, financial results, average selling price, gross margin and expenses, dividend policy and intention to repurchase shares.
These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’
products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, the pace of new product development and customer acceptance of new products, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, available cash, distributable reserves for dividend payments and share repurchases, and other risks indicated in the risk factors included in ASML’s Annual Report on Form
20-F and other filings with the US Securities and Exchange Commission.

/ Slide 3 Agenda • Business summary • Market • ASML business update • Outlook and summary

/ Slide 4 Business summary

/ Slide 5
Q3 results - highlights
• Net sales of € 1,459 million, 55 systems sold valued at
€ 1,274 million, service and field option sales at € 185 million
• Gross margin of 42.1%
• Operating margin of 27.9%
• Net bookings are valued at € 514 million, 23 systems
• Backlog at € 1,994 million, 74 systems, excluding EUV
(ASP new tools € 31.5 million)
• Generated € 338 million cash from operations
Net bookings and backlog numbers are excluding EUV.

/ Slide 6
629
949
919
183
742
1,452
942
930
844
277
1,069
1,529
958
934
697
555
1,176
1,459
1,053
955
494
581
1,521
0
1,000
2,000
3,000
4,000
5,000
6,000
2006 2007 2008 2009 2010 2011
Q4
Q3
Q2
Q1
3,582
3,768
2,954
1,596
4,508
Numbers have been rounded for readers’ convenience.

Sales in Units
25
18
7
3
2
EUV ArF
immersion
ArF dry KrF I-Line
Technology
ArF dry 5%
ArF
Immersion
71%
KrF
16%
EUV 6%
Net system sales breakdown in value: Q3 2011
USA
19%
Korea
24%
Region
China
15%
Japan
13%
Singapore 13%
Taiwan 7%
Europe 9%
End-use
Foundry
22%
DRAM
23%
IDM
27%
NAND
28%
/ Slide 7
Numbers have been rounded for readers’ convenience.
I-Line 2%

Consolidated statements of operations M€

Earnings per share (basic) €

ASML

/ Slide 8
Numbers have been rounded for readers’ convenience.
Q2 11 Q3 11
Net sales 1,529 1,459
Gross profit
Gross margin %
690
45.1%
613
42.1%
R&D costs 145 150
SG&A costs 51 56
Income from operations
Operating income %
494
32.3%
407
27.9%
Net income
Net income as a % of sales
432
28.3%
355
24.4%
1.01 0.84

/ Slide 9
Key financial trends 2010 – 2011
Consolidated statements of operations M€
Q3 10 Q4 10 Q1 11 Q2 11 Q3 11
Net Sales 1,176 1,521 1,452 1,529 1,459
Gross profit
Gross margin %
513
43.6%
685
45.0%
649
44.7%
690
45.1%
613
42.1%
R&D costs 137 141 145 145 150
SG&A costs 48 50 54 51 56
Income from operations
Operating income %
328
27.9%
494
32.4%
450
31.0%
494
32.3%
407
27.9%
Net income
Net income as a % of net sales
269
22.8%
407
26.7%
395
27.2%
432
28.3%
355
24.4%
Units sold  51 69 63 63 55
ASP new systems 24.1 22.4 22.5 22.7 27.1
Net bookings value 1,391 2,315 845 840 514
Numbers have been rounded for readers’ convenience.

/ Slide 10
Numbers have been rounded for readers’ convenience.
Q2 11 Q3 11
Net income
432 355
Adjustments to reconcile net income to
net cash flows from operating activities;
Impairment and obsolescence 14 23
Depreciation and amortization 43
43
Deferred income taxes (8) (4)
Other non-cash items 3 4
Change in assets and liabilities 15 (83)
Net cash provided by operating activities 499 338
Net cash used in investing activities (60) (80)
Net cash used in financing activities (394) (172)
Total FX effects
(2)
10
Net increase in cash and cash equivalents 43 96

/ Slide 11
Numbers have been rounded for readers’ convenience.
Assets
Cash and cash equivalents
Accounts receivable, net
Finance receivables, net
Inventories, net
Other assets
Tax assets
Fixed assets
Total assets
Liabilities and shareholders’ equity
Current liabilities
Non-current liabilities
Shareholders’ equity
Total liabilities and shareholders’ equity
Jun 2011 Sep 2011
2,742
39%
2,838
40%
895 12% 812 11%
62
1%
116
2%
1,610
23%
1,456
20%
468
7%
498
7%
195
3%
179
3%
1,104
15%
1,209
17%
7,076
100%
7,108
100%
Jun 2011 Sep 2011
2,230
31%
2,031
29%
1,737
25%
1,793
25%
3,109
44%
3,284
46%
7,076
100%
7,108
100%

/ Slide 12
Foundry
41%
DRAM
18%
NAND
30%
Bookings activity by sector - total value 514
Bookings in value
IDM
11%
• Booked 21 new tools at € 506 million, 2 used at € 8 million
Numbers have been rounded for readers’ convenience.

/ Slide 13
Backlog in value per Sep 25, 2011
Total value M€ 1,994
New
systems
Used
systems
Total
systems
Units 62 12 74
1,951 43
1,994
31.5 3.6 26.9
Technology
ArF
immersion
75%
KrF
21%
I-Line 2%
Region (ship to location)
USA
25%
Taiwan
21%
Korea
27%
Europe 10%
Japan 7%
End-use
DRAM
16%
IDM
17%
Foundry
42%
Numbers have been rounded for readers’ convenience.
Singapore 7%
China 3%
ArF dry 2%
NAND
25%
• 82% of backlog carry shipment dates in the next 6 months

/ Slide 14 Market

/ Slide 15
Business environment
• Its is too early to understand how overall demand for
semiconductor will drive ASML’s business in 2012
• Sustained need for litho tools capable of printing new
nodes will justify increased systems bookings in Q4
compared with Q3
• This level of bookings will start to support
• continued technology upgrades for sub 20 nm nodes
development
• ramping production of advanced 2x nm nodes in Logic and
NAND and 3x nm in DRAM

% of Wafer Starts per Node

% of Wafer starts per Node

% of Wafer Starts per Node

% of Wafer Start per Node

/ Slide 16
Rapid technology transitions being executed in
each sector
NAND DRAM
Logic MPU
0%
20%
40%
60%
80%
100%
Q1 Q2 Q3 Q4 Q1 Q2
2011 2012
1xH 2xL 2xH 3xL 3xH 4x nm 5x nm
0%
20%
40%
60%
80%
100%
Q1 Q2 Q3 Q4 Q1 Q2
2011 2012
2xH 3xL 3xH 4x nm 5x nm 6x nm 8x nm
0%
20%
40%
60%
80%
100%
Q1 Q2 Q3 Q4 Q1 Q2
2011 2012
32/28 nm 40/45 nm 5x nm 6x nm 9x nm 130 nm
0%
20%
40%
60%
80%
100%
Q1 Q2 Q3 Q4 Q1 Q2
2011 2012
2X 3X 4X 6X

/ Slide 17 ASML business update

Resolution (half pitch) "Shrink" [nm]
KrF
ArF
ArFi
DPT
EUV

ASML

/ Slide 18
Year of production start
8
20
30
40
50
60
80
200
10
100
02 03 04 05 06 07 08 09 10 11 12 13 14 15 16 17 18 19
Notes:
1. R&D solution required 1.5~ 2 yrs ahead of Production
2. EUV resolution requires 7nm diffusion length resist
3. DPT = Double Patterning
Source: Customers, ASML, 05/10
Options for shrink: Immersion and EUV
NAND
LOGIC
DRAM

/ Slide 19
ASML Dual Product Strategy enables continued
shrink
Strong NXT platform roadmap
optimized for multi pass
patterning processes
Introduce EUV platform for
volume manufacturing of
critical layers
Concurrent development programs to enhance imaging, overlay, productivity and process control on both platforms

/ Slide 20
Q3 immersion platform highlights
• ASML’s TWINSCAN NXT:1950
reached milestone of more than 100
shipments to date; total installed base
of ASML immersion systems exceeds
320 tools
• First TWINSCAN NXT:1950 with
productivity of 200 wafers per hour
(at 125 shots) is currently shipping
• TWINSCAN NXT:1950 surpassed the
productivity milestone of more than
4000 wafers in a single day at a
customer production site

/ Slide 21
EUV is making significant progress
NXE:3100
4 machines are printing wafers, 1 system is being
installed, 6
th
system is shipping
Imaging performance has been demonstrated down to 22
nanometer in a single exposure
Total exposed wafers by customers almost doubled in Q3
to more than 2500 wafers allowing them to develop the
next generation chip production processes

/ Slide 22
EUV productivity roadmap redefined
Source suppliers have now demonstrated power levels that
support mid teens wafers per hour productivity
These upgrades will be field implemented starting Q4 2011
High confidence in reaching commercial viable productivity
levels in the summer of 2012 through:
pre-pulse for conversion efficiency increase
optimized filtering for higher EUV light transmission
duty cycle improvement for continuous production

CYMER

USHIO

XTREME technologies

30 W
100 % DC

ASML

/ Slide 23
NXE Source power roadmap and current status
Expose power 30W @ 80%
duty cycle without pre-pulse
Q3 2011 Q4 2011 Q1 2012 Q2 2012 Q3 2012 Q4 2012
Power <10W
Power 20-50W
Power >100W
Demonstrated at supplier
0
0.2
0.4
0.6
0.8
1
1.2
0 1 2 3 4 5 6 7
x 10
4
0
0.2
0.4
0.6
0.8
1
1.2
1.4
1.6
1.8
2

/ Slide 24
EUV will be first introduced for layers that are
difficult / expensive to print with multi pass immersion
patterning
Every customer, every application, every product and every
layer will have its own difficulty / cost threshold
Based upon economics and productivity more layers will be
printed with EUV over time
Therefore there will be a gradual transition to EUV
EUV simplifies process, reduces cost, improves yield and
provide additional shrink opportunity
EUV transition

Wafers per hour
Proven in the lab
Proven in the fab

Exposure layers

/ Slide 25
EUV industrialization in 2012 - 2014
2012 2016
25
50
75
100
125
0
150
2013 2014 2015
industrialization
Time
Critical exposures transition to EUV
with improved productivity
Non critical
Immersion
EUV
Immersion double
patterning

Bitline Contact
Bitline Contact

SPT : 2.4 μm
EUV : 2.0 μm

/ Slide 26
Additional EUV shrink benefits
Die size reduction & cost per wafer (CpW)
Source: ASML Strategic Marketing
NAND
CpW Savings:
up to 50 $/wafer
Case: Bit Line Contacts
Savings:
~4% in die size
Additional savings:
Cycle time / Yield
ArFi EUV
~200 nm
Logic
CpW Savings:
up to 400 $/wafer
Case: SRAM 14nm shrink
Savings:
~7% in die size
Additional savings:
Cycle time / Yield / Product
design flexibility
DRAM
CpW Savings:
up to 100 $/wafer
Case: Sense Amplifiers
Savings:
~5% in die size
Additional savings:
Cycle time / Yield / Product
design flexibility
10,000
100,000
1,000,000
10,000,000
10 100 1000
Process technology [nm, half pitch]
Announced SRAM cell sizes
Projected SRAM cell sizes
……Trend
Data for devices >180nm

/ Slide 27 EUV NXE:3300 – Volume manufacturing tool Assembly and integration of the first NXE:3300 has started for first delivery in H2 2012

/ Slide 28
Share buy back program
• € 1 billion, 24 month share buy
back program
• 56% of program executed
• 20.7 million shares
repurchased at an average
price of € 26.98
• weekly updates available on
ASML’s website
Q1
Q2
Q3
0
200
400
600
800
1000
2011

/ Slide 29 Outlook and summary

/ Slide 30
Q4 2011 outlook
• Bookings expected at a level above Q3
• Net sales above € 1.1 billion including 1 EUV system
(€ 40 million at 0% gross margin)
• Gross margin about 41%
• R&D costs at € 150 million
• SG&A costs at € 56 million
• ASML expects full year 2011 sales to hit a record level of about EUR 5.5 billion